Exhibit (c)(2)

June 4, 2010

Special Committee of the Board of Directors

Board of Directors

Life Quotes, Inc.

8205 South Cass Avenue, Suite 102

Darien, IL 60561

Members of the Board of Directors and Special Committee of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders other than LQ Acquisition, Inc. and its affiliates (the “Shareholders”) of the outstanding common stock par value $0.003 (the “Common Stock”) of Life Quotes, Inc. (the “Company”) of the consideration to be received by the Shareholders in connection with the tender offer proposed by LQ Acquisition, Inc, (“LQA”) to acquire all of the shares of Common Stock not owned by LQA or its affiliates (the “Offer”) pursuant to terms summarized in a letter from LQA dated May 27, 2010 (the “Offer Letter”). The consideration offered by LQA is $4.00 per share (the “Consideration”) for all shares of Common Stock not owned by LQA or its affiliates.

In connection with our review of the Offer and the preparation of our opinion herein, we have, among other things:

1.	reviewed the financial terms and conditions of the Offer Letter;

2.	reviewed Annual Reports on Form 10-K filed by the Company for the years ended December 31, 2008 and 2009, as amended;

3.	reviewed the Quarterly report on Form 10-Q filed by the Company for the period ending March 31, 2010;

4.	reviewed other Company financial and operating information requested from and/or provided by the Company, including financial forecasts and estimated liquidation values;

5.	reviewed certain other publicly available information regarding the Company;

6.	discussed with members of the senior management of the Company certain information relating to the aforementioned items and any other matters which we deemed relevant to our inquiry;

7.	reviewed the reported price and trading activity for the shares of the Company’s Common Stock;

8.	compared financial and stock market information for the Company with similar information for other companies with publicly traded securities;

9.	reviewed the financial terms of recent business combinations involving companies engaged in businesses that we deemed comparable to the Company; and

10.	performed other such analyses and studies, and considered such other factors, as we considered appropriate.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We have assumed that the final terms of the Offer will be substantially similar to the terms summarized in the Offer Letter, and that the Offer will be executed in accordance with the terms of the Offer Letter without waiver of any conditions thereof.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of June 3, 2010 and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to support the Offer, the structure or tax consequences of the Offer or the availability or advisability of any alternatives to the Offer. We did not structure the Offer or negotiate the final terms of the Offer or Offer Letter. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by Shareholders in the Offer. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Special Committee of the Board of Directors or the Board of Directors to recommend the Offer. In formulating our opinion, we have considered only what we understand to be the consideration to be received by the Shareholders as is described above, and we have not considered, and this opinion does not address, any other payments that may be made in connection to Company employees or other shareholders in connection with the Offer.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings (loss), net income (loss) and capitalization of the Company and certain other publicly held companies engaged in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the Common Stock; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; (vi) values that could be achieved if the assets of the Company were sold in an orderly fashion; and (v) the general condition of the securities markets. The delivery of this opinion was approved by our fairness opinion committee.

In arriving at this opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses, without considering all our analyses, would create an incomplete view of the process underlying this opinion.

Raymond James & Associates, Inc. (“Raymond James”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the Offer and will receive a fee for such services, which fee is contingent upon consummation of the Offer. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify Raymond James against certain liabilities arising out of our engagement. Raymond James also received a fee for advisory services provided pursuant to a letter agreement dated September 30, 2009.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this opinion letter is for the information of the Special Committee of the Board of Directors and the Board of Directors of the Company in evaluating the Offer and does not constitute a recommendation to any shareholder of the Company regarding whether said shareholder should tender their shares pursuant to the Offer. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. Unless required by law, this opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion that, as of June 4, 2010, the Consideration to be received by Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders.

Very truly yours,

/s/ Raymond James & Associates, Inc.
RAYMOND JAMES & ASSOCIATES, INC.

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